Exhibit 1.1

PRESS RELEASE

Magic Delivers Record-Breaking Revenues of $61 Million for the First Quarter with 36% Year Over Year Growth

Operating income for the first quarter increased 20% year over year to $6.3 million; Non-GAAP operating income increased 26% year over year to a record-breaking $8.4 million

Or Yehuda, Israel, May 16, 2017 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of mobile and cloud-enabled application and business integration platforms, announced today its financial results for the first quarter ended March 31, 2017.

Financial Highlights for the First Quarter Ended March 31, 2017

•	Revenues for the first quarter increased 36% year over year to $60.8 million compared to $44.7 million in the same period last year.

•	Operating income for the first quarter increased 20% to $6.3 million from $5.3 million in the same period last year. Non-GAAP operating income for the first quarter increased 26% to $8.4 million compared to $6.7 million in the same period last year.

•

Net income attributable to Magic's shareholders for the first quarter increased 16% to $4.3 million, or $0.10 per fully diluted share, compared to $3.7 million, or $0.08 per fully diluted share, in the same period last year. Non-GAAP net income attributable to Magic's shareholders for the first quarter increased 19% to $5.7 million, or $0.13 per fully diluted share, compared to $4.8 million, or $0.11 per fully diluted share, in the same period last year.

•	Cash flow from operating activities for the first quarter amounted to $10.5 million compared to $12.2 million in the same period last year.

•	As of March 31, 2017, our net cash, cash equivalents, short-term bank deposits and available-for-sale marketable securities amounted to $59.2 million.

•	Magic is reiterating its fiscal year 2017 guidance issued in February for full year revenues of between $225 million to $230 million on a constant currency basis, reflecting annual growth of 12% to 14%.

Guy Bernstein, Chief Executive Officer of Magic Software Enterprises, said:

"We are pleased to report a strong start to the 2017 fiscal year with record-breaking revenues and double-digit growth on both our top and bottom lines. We showed positive results across all financial metrics due to continued solid demand for our products and professional services, and the start of the anticipated renewal of software licenses among some large enterprise customers.”

“We are confident in our growth strategy and remain focused on enhancing our portfolio, both organically and through acquisitions, to best serve our customers' needs for forward-looking software solutions,” added Bernstein.

Conference Call Details

Magic’s management will host a conference call today, May 16, at 10:00 am Eastern Daylight Time (7:00 am Pacific Daylight Time, 17:00 Israel Daylight Time) to review and discuss Magic’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-888-281-1167

UK: 0-800-917-9141

ISRAEL: 03-918-0644

ALL OTHERS: +972-3-918-0644

For those unable to join the live call, a replay of the call will be available for at least three months, under the Investor Relations section of Magic’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributed to Magic’s shareholders and Non-GAAP basic and diluted earnings per share.

Magic believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic's financial condition and results of operations. Magic's management uses these non-GAAP measures to compare the Company's performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Magic urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

•	Amortization of purchased intangible assets and other related costs;

•	In-process research and development capitalization and amortization;

•	Equity-based compensation expense;

•	The related tax, non-controlling interests and redeemable non-controlling interests effects of the above items;

•	Increase in valuation of contingent consideration related to acquisitions;

•	Increase in value of put options of redeemable non-controlling interests.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2016 and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Einav Greenboim, IR Representative

Magic Software Enterprises

einavg@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. Dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2017	2016
	Unaudited
Revenues	$60,761	$44,668
Cost of Revenues	41,061	29,228
Gross profit	19,700	15,440
Research and development, net	1,616	1,263
Selling, marketing and general and administrative expenses	11,745	8,916
Total operating costs and expenses	13,361	10,179
Operating income	6,339	5,261
Financial (expenses) income, net	(227)	81
Income before taxes on income	6,112	5,342
Taxes on income	1,250	1,269
Net income	$4,862	$4,073
Change in current redeemable non-controlling interests	(458)	(315)
Net income attributable to non-controlling interests	(141)	(70)
Net income attributable to Magic's shareholders	$4,263	$3,688

Net earnings per share
Basic	$0.10	$0.08
Diluted	$0.10	$0.08

Weighted average number of shares used in computing net earnings per share

Basic	44,388	44,339

Diluted	44,554	44,492

Summary of Non-GAAP Financial Information

U.S. Dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2017		2016
	Unaudited

Revenues	$60,761	100.0%	$44,668	100.0%
Gross profit	21,385	35.2%	16,679	37.3%
Operating income	8,381	13.8%	6,670	14.9%
Net income attributable to Magic Software shareholders	5,729	9.4%	4,827	10.8%

Basic earnings per share	$0.13		$0.11
Diluted earnings per share	$0.13		$0.11

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

U.S. Dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2017	2016
	Unaudited

GAAP gross profit	$19,700	$15,440
Amortization of capitalized software and acquired technology	1,501	1,022
Amortization of other intangible assets	181	212
Stock-based compensation	3	5
Non-GAAP gross profit	$21,385	$16,679

GAAP operating income	$6,339	$5,261
Gross profit adjustments	1,685	1,239
Amortization of other intangible assets	1,594	1,124
Capitalization of software development	(1,250)	(1,029)
Stock-based compensation	13	75
Non-GAAP operating income	$8,381	$6,670

GAAP net income attributable to Magic's shareholders	$4,263	$3,688
Operating income adjustments	2,042	1,409
Amortization expenses attributed to redeemable non-controlling interests	(398)	(130)
Deferred taxes on the above items	(178)	(140)
Non-GAAP net income attributable to Magic's shareholders	$5,729	$4,827

Non-GAAP basic net earnings per share	$0.13	$0.11
Weighted average number of shares used in computing basic net earnings per share	44,388	44,339

Non-GAAP diluted net earnings per share	$0.13	$0.11
Weighted average number of shares used in computing diluted net earnings per share	44,558	44,494

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	March 31,	December 31,
	2017	2016
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$89,526	$75,314
Short-term bank deposits	2	2
Available-for-sale marketable securities	10,256	12,506
Trade receivables, net	68,130	62,047
Other accounts receivable and prepaid expenses	7,931	8,487
Total current assets	175,845	158,356

LONG-TERM RECEIVABLES:
Severance pay fund	2,722	2,568
Long-term deferred tax assets	3,897	3,548
Other long-term receivables	1,635	1,680
Total long-term receivables	8,254	7,796

PROPERTY AND EQUIPMENT, NET	3,152	3,065
IDENTIFIABLE INTANGIBLE ASSETS AND
GOODWILL, NET	149,142	147,182

TOTAL ASSETS	$336,393	$316,399

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$8,013	$5,645
Trade payables	6,607	8,393
Accrued expenses and other accounts payable	25,531	20,290
Liabilities due to acquisition activities	2,545	6,478
Deferred revenues	10,151	3,882
Total current liabilities	52,847	44,688

NON-CURRENT LIABILITIES:
Long-term debt	35,226	29,756
Long-term deferred tax liability	12,673	12,494
Liabilities due to acquisition activities	3,293	3,379
Accrued severance pay	3,650	3,443
Total non-current liabilities	54,842	49,072

REDEEMABLE NON-CONTROLLING INTERESTS	27,994	25,998

EQUITY:
Magic Software Enterprises equity	200,253	196,218
Non-controlling interests	457	423
Total equity	200,710	196,641

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$336,393	$316,399

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. Dollars in thousands

	For the Three months ended
	March 31,
	2017	2016
	Unaudited

Cash flows from operating activities:

Net income	$4,862	$4,073
Adjustments to reconcile net income from operations to
net cash provided by operating activities:
Depreciation and amortization	3,540	2,618
Stock-based compensation	16	80
Amortization of marketable securities premium and accretion of discount	66	43
Gains reclassified into earnings from marketable securities	(106)	-
Decrease (increase) in trade receivables, net	(4,313)	1,631
Increase in other long-term and short-term accounts	(300)	(1,129)
Decrease in trade payables	(1,906)	(12)
Change in value of loans and deposits, net	1,827	-
Increase (decrease) in accrued expenses and other accounts payable	705	(1,556)
Increase in deferred revenues	6,151	6,080
Change in deferred taxes, net	(48)	333
Net cash provided by operating activities	10,494	12,161

Cash flows from investing activities:

Capitalized software development costs	(1,250)	(1,029)
Purchase of property and equipment	(285)	(267)
Cash paid in conjunction with acquisitions, net of acquired cash	(3,127)	(2,378)
Proceeds from maturity of marketable securities	2,225	-
Proceeds from short-term bank deposits	-	2,654
Repayment of short-term loan to a related-party	1,183	-
Investment in short-term bank deposit	-	(3,252)
Net cash used in investing activities	(1,254)	(4,272)

Cash flows from financing activities:

Proceeds from exercise of options by employees	254	14
Dividend paid	-	(3,991)
Dividend paid to non-controlling interests in subsidiaries	(103)	(95)
Dividend paid to redeemable non-controlling interests	(956)
Short-term credit, net	(55)	(4)
Purchase of non-controlling interest	-	(352)
Receipt of long-term loans from banks, net	5,479	-
Net cash provided by (used in) financing activities	4,619	(4,428)

Effect of exchange rate changes on cash and cash equivalents	353	90

Increase in cash and cash equivalents	14,212	3,551
Cash and cash equivalents at the beginning of the year	75,314	62,188
Cash and cash equivalents at the end of period	$89,526	$65,739